UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CARBIZ INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

140780107
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes.).

CUSIP No. 140780107	13G	Page 2 of 5 Pages

1	Name of Reporting Persons Carl Ritter I.R.S. Identification Nos. of Above Persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,752,129
	6	Shared Voting Power 1,118,608
	7	Sole Dispositive Power 3,752,129
	8	Shared Dispositive Power 1,118,608
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,870,737
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row 9 7.4% (based on 64,224,404 common shares issued and outstanding as of February 12,2007)
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 140780107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:
Carbiz Inc.

(b)	Address of Issuer’s Principal Executive Offices:
7405 North Tamiami Trail Sarasota, Florida 34242

Item 2.

(a)	Name of Person Filing:
Carl Ritter

(b)	Address of Principal Business Office or, if None, Residence:
7405 North Tamiami Trail Sarasota, Florida 34242

(c)	Citizenship:
Canada

(d)	Title of Class of Securities:
Common Shares

(e)	CUSIP Number:
140780107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or contact person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount beneficially owned: 4,870,737 common shares

CUSIP No. 140780107	13G	Page 4 of 5 Pages

(b)	Percent of class:
7.4% (based on 64,224,404 common shares issued and outstanding as of February 12,2007)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

3,752,129 common shares, includes (i) 406,000 common shares issuable upon exercise of options; (ii) 106,755 common shares underlying class A common share purchase warrants; (iii) 53,377 common shares underlying class B common share purchase warrants; and (iv) 600,000 common shares that are restricted shares subject to forfeiture

	(ii)	Shared power to vote or to direct the vote:

1,118,608 common shares, includes (i) 435,444 common shares; (ii) 455,443 common shares underlying class A common share purchase warrants; and (iii) 227,721 common shares underlying class B common share purchase warrants held by Mr. Ritter’s wife

	(iii)	Sole power to dispose or to direct the disposition of:

3,752,129 common shares, includes (i) 406,000 common shares issuable upon exercise of options; (ii) 106,755 common shares underlying class A common share purchase warrants; (iii) 53,377 common shares underlying class B common share purchase warrants; and (iv) 600,000 common shares that are restricted shares subject to forfeiture

	(iv)	Shared power to dispose or to direct the disposition of:

1,118,608 common shares, includes (i) 435,444 common shares; (ii) 455,443 common shares underlying class A common share purchase warrants; and (iii) 227,721 common shares underlying class B common share purchase warrants held by Mr. Ritter’s wife

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not Applicable

CUSIP No. 140780107	13G	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             /s/ Carl Ritter
Carl Ritter

Date: Feb. 12, 2007